September 19, 2018

Peter Matt
Chief Financial Officer
Constellium N.V.
Tupolevlaan 41-61,
1119 NW Schiphol-Rijk
The Netherlands

       Re: Constellium N.V.
           Form 20-F For the Fiscal Year Ended December 31, 2017
           Filed March 12, 2018
           File No. 1-35931

Dear Mr. Matt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction